UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 1, 2007

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation)*	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200	**77067**
Houston, Texas	*(Zip Code)*
(Address of principal executive offices)	

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item   7.01   <u>Regulation FD Disclosure</u>

We are furnishing herewith data being presented by certain of our executive officers on February 1, 2007 at the Raymond James Growth Airline Conference.

Beginning Thursday, February 1, 2007, an audio webcast of their remarks and accompanying graphic presentation will be made available under the Investor Relations section of our website at www.expressjet.com.

The statements in this document that refer to plans and expectations are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect our actual results, and variances from our current expectations regarding these factors could cause actual results to differ materially from those expressed in these forward-looking statements. Some of the known risks that could significantly impact our capacity include: our dependence on our capacity purchase agreement with Continental under which Continental determines the level of flying we perform for them; our dependence on Continental's financial and operational stability; our aircraft and facility leases with Continental; our ability to implement our growth and diversification strategies, including the profitable use of the 69 aircraft being withdrawn from the capacity purchase agreement; flight disruptions as a result of operational matters; regulatory requirements; and competition and industry conditions. Additional information concerning risk factors that could affect our actual results are described in our filings with the Securities and Exchange Commission, including our 2005 annual report on Form 10-K. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: January 31, 2007   /s/ Scott R. Peterson
                                          Scott R. Peterson
                                          Vice President, General Counsel and
                                          Secretary

EXHIBIT INDEX

99.1   Presentation Data